July 3, 2024

Andr   van Niekerk
Chief Financial Officer
Gatos Silver, Inc.
925 W Georgia Street , Suite 910
Vancouver, British Columbia, Canada V6C 3L2

       Re: Gatos Silver, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           File No. 001-39649
Dear Andr   van Niekerk:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation